UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Roundy’s, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

779268 101

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 779268 101	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners III Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,100,496 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,100,496 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100,496 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.39% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a) The percentage is calculated using the 49,336,894 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

13G

CUSIP No. 779268 101	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners Dutch III-A Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 213,794 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 213,794 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,794 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.43% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a) The percentage is calculated using the 49,336,894 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

13G

CUSIP No. 779268 101	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners Dutch III-B Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 213,794 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 213,794 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,794 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.43% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a) The percentage is calculated using the 49,336,894 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

13G

CUSIP No. 779268 101	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners III-C Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 61,573 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 61,573 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,573 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a) The percentage is calculated using the 49,336,894 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

13G

CUSIP No. 779268 101	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners Management III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,589,657 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,589,657 shares (a) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,657 shares (a) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.38% (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a) The Reporting Person is the sole general partner of each of Willis Stein & Partners III Sub, L.P. (“Fund III”), Willis Stein & Partners Dutch III-A Sub, L.P. (“Dutch III-A”), Willis Stein & Partners Dutch III-B Sub, L.P. (“Dutch III-B”) and Willis Stein & Partners III-C Sub, L.P. (“Fund III-C,” collectively with Dutch III-A, Dutch III-B and Fund III, the “Willis Stein Funds”). Willis Stein & Partners Management III, LLC (“Management III”) is the sole general partner of the Reporting Person. John R. Willis and Avy H. Stein are the Managing Partners of Management III. The Managing Partners, acting together, have the power to vote or dispose of these shares, as applicable. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of the Reporting Person, Management III and the Managing Partners share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein.

The percentage is calculated using the 49,336,894 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

13G

CUSIP No. 779268 101	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,589,657 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,589,657 shares (a) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,657 shares (a) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.38% (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Willis Stein & Partners Management III, L.P. (“Fund III General Partner”) is the sole general partner of each of the Willis Stein Funds. The Reporting Person is the sole general partner of Fund III General Partner. John R. Willis and Avy H. Stein are the Managing Partners of the Reporting Person. The Managing Partners, acting together, have the power to vote or dispose of these shares, as applicable. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of Fund III General Partner, the Reporting Person and the Managing Partners share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein.

(b) The percentage is calculated using the 49,336,894 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

13G

CUSIP No. 779268 101	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): John R. Willis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,376 shares (See Item 4)
	6	SHARED VOTING POWER 7,589,657 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 32,376 shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 7,589,657 shares (a) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,622,033 shares (a) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.45% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a) Fund III General Partner is the sole general partner of each of the Willis Stein Funds. Management III is the sole general partner of Fund III General Partner. The Reporting Person and Avy H. Stein are the Managing Partners of the Management III. The Managing Partners, acting together, have the power to vote or dispose of these shares, as applicable. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of Fund III General Partner, Management III and the Managing Partners share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein.

(b) The percentage is calculated using the 49,336,894 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

13G

CUSIP No. 779268 101	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Avy H. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,376 shares (See Item 4)
	6	SHARED VOTING POWER 7,589,657 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 32,376 shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 7,589,657 shares (a) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,622,033 shares (a) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.45% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a) Fund III General Partner is the sole general partner of each of the Willis Stein Funds. Management III is the sole general partner of Fund III General Partner. The Reporting Person and John R. Willis are the Managing Partners of the Management III. The Managing Partners, acting together, have the power to vote or dispose of these shares, as applicable. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of Fund III General Partner, Management III and the Managing Partners share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein.

(b) The percentage is calculated using the 49,336,894 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

13G

CUSIP No. 779268 101	Page 10 of 17 Pages

Explanatory Note:

The Statement on Schedule 13G originally filed the Securities and Exchange Commission on February 12, 2013 (the “Statement”) by the persons named therein is hereby amended and restated by this Amendment No. 3 to Schedule 13G.

Item 1(a)	Name of Issuer:

Roundy’s, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

875 East Wisconsin Avenue, Milwaukee, Wisconsin.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by jointly by (1) Fund III, (2) Dutch III-A, (3) Dutch III-B, (4) Fund III-C, (5) Fund III General Partner, (6) Management III, (7) John R. Willis and (8) Avy H. Stein. The persons described in items (1) through (8) are referred to herein as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1 North Wacker Drive, Suite 4800, Chicago, Illinois 60606.

Item 2(c)	Citizenship:

Each of the Willis Stein Funds and Fund III General Partner is a limited partnership organized under the laws of the State of Delaware. Management III is a limited liability company organized under the laws of the State of Delaware. Each of John R. Willis and Avy H. Stein is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

779268 101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

13G

CUSIP No. 779268 101	Page 11 of 17 Pages

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

Fund III: 7,100,496 shares

Dutch III-A: 213,794 shares

Dutch III-B: 213,794 shares

Fund III-C: 61,573 shares

Fund III General Partner: 7,589,657 shares

Management III: 7,589,657 shares

John R. Willis: 7,622,033 shares

Avy H. Stein: 7,622,033 shares

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii) shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

13G

CUSIP No. 779268 101	Page 12 of 17 Pages

(iii) sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv) shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Stock for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

13G

CUSIP No. 779268 101	Page 13 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 13, 2015.

WILLIS STEIN & PARTNERS III SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Mills
Name: David Mills, pursuant to powers of attorney Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-A SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Mills
Name: David Mills, pursuant to powers of attorney Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-B SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Mills
Name: David Mills, pursuant to powers of attorney Title: Chief Financial Officer

13G

CUSIP No. 779268 101	Page 14 of 17 Pages

WILLIS STEIN & PARTNERS III-C SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Mills
Name: David Mills, pursuant to powers of attorney Title: Chief Financial Officer

*
John R. Willis

*
Avy H. Stein

*By:	/s/ David Mills
David Mills Pursuant to Powers of Attorney attached hereto as Exhibit 99.2

13G

CUSIP No. 779268 101	Page 15 of 17 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 13, 2015, by and among each of the Reporting Persons

99.2	Powers of Attorney for the Reporting Persons (incorporated by reference to Exhibit 99.2 of the Schedule 13G filed by the Reporting Persons on February 12, 2013)

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Roundy’s, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 13th day of February, 2015.

WILLIS STEIN & PARTNERS III SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Mills
Name: David Mills, pursuant to powers of attorney Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-A SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Mills
Name: David Mills, pursuant to powers of attorney Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-B SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Mills
Name: David Mills, pursuant to powers of attorney Title: Chief Financial Officer

WILLIS STEIN & PARTNERS III-C SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Mills
Name: David Mills, pursuant to powers of attorney Title: Chief Financial Officer

*
John R. Willis

*
Avy H. Stein

*By:	/s/ David Mills
David Mills Power of Attorney